POLYMET MINING CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended April 30, 2015

PolyMet Mining Corp.
Condensed Interim Consolidated Balance Sheets
Unaudited - All figures in thousands of U.S. Dollars

	April 30,	January 31,
	2015	2015

ASSETS

Current
Cash	$9,939	$9,301
Amounts receivable (Note 5)	740	381
Prepaid expenses	1,126	1,108
	11,805	10,790
Non-Current
Amounts receivable (Note 5)	2,283	-
Mineral Property, Plant and Equipment (Notes 3 and 4)	299,316	296,247
Wetland Credit Intangible (Note 5)	1,888	6,192
Total Assets	$315,292	$313,229

LIABILITIES

Current
Accounts payable and accrued liabilities	$3,400	$2,673
Convertible debt (Notes 7 and 8)	33,840	33,451
Non-convertible debt (Notes 7 and 9)	20,796	4,614
Environmental rehabilitation provision (Note 6)	2,326	1,724
	60,362	42,462
Non-Current
Non-convertible debt (Note 7)	-	7,855
Environmental rehabilitation provision (Note 6)	65,596	70,536

Total Liabilities	125,958	120,853

SHAREHOLDERS’ EQUITY

Share Capital (Note 10)	241,662	241,489
Share Premium	3,007	3,007
Equity Reserves	52,047	51,704
Deficit	(107,382)	(103,824)

Total Shareholders’ Equity	189,334	192,376

Total Liabilities and Shareholders’ Equity	$315,292	$313,229

Nature of Business and Liquidity (Note 1)
Commitments and Contingencies (Note 13)

ON BEHALF OF THE BOARD OF DIRECTORS:

/S/ Jonathan Cherry	, Director	/S/ William Murray	, Director

- See Accompanying Notes –

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
Unaudited - All figures in thousands of U.S. Dollars, except for number of shares and loss per share

	Three months ended April 30
	2015	2014

General and Administrative Expenses
Salaries and benefits	$323	$299
Share-based compensation (Note 10)	126	149
Director fees and expenses	74	73
Professional fees	126	147
Filing and regulatory fees	54	56
Investor and public relations	436	462
Travel	81	95
Rent and other office expenses	67	55
Insurance	48	47
Amortization	8	8
	1,343	1,391

Other Expenses (Income)
Finance costs (Note 11)	372	410
Gain on foreign exchange	(2)	-
Loss on disposal of Wetland Credit Intangible (Note 5)	1,852	-
Rental income	(7)	(17)
	2,215	393

Loss for the Period	3,558	1,784

Other Comprehensive Income
Items that may be subsequently reclassified to profit or loss:
Change in value of available-for-sale financial assets (Note 5)	(16)	-
Total Comprehensive Loss for the period	3,542	1,784

Basic and Diluted Loss per Share	$(0.01)	$(0.01)

Weighted Average Number of Shares	276,470,266	275,592,892

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
Unaudited - All figures in thousands of U.S. Dollars, except for number of shares

	Share Capital (authorized = unlimited)				Accumulated
		Paid-in			Other			Total
	Issued	Share	Share	Contributed	Comprehensive	Equity		Shareholders'
	Shares	Capital	Premium	Surplus	Income	Reserves	Deficit	Equity
Balance - January 31, 2014	275,575,392	$240,330	$3,007	$49,543	$-	$49,543	$(96,548)	$196,332
Loss and comprehensive loss for the period	-	-	-	-	-	-	(1,784)	(1,784)
Exercise of share options (Note10)	75,000	81	-	-	-	-	-	81
Share-based compensation (Note 10)	-	80	-	207	-	207	-	287
Bonus share cost amortization (Note 10)	-	-	-	143	-	143	-	143
Balance - April 30, 2014	275,650,392	$240,491	$3,007	$49,893	$-	$49,893	$(98,332)	$195,059

	Share Capital (authorized = unlimited)				Accumulated
		Paid-in			Other			Total
	Issued	Share	Share	Contributed	Comprehensive	Equity		Shareholders'
	Shares	Capital	Premium	Surplus	Income	Reserves	Deficit	Equity
Balance - January 31, 2015	276,351,374	$241,489	$3,007	$51,704	$-	$51,704	$(103,824)	$192,376
Loss and comprehensive loss for the period	-	-	-	-	16	16	(3,558)	(3,542)
Payment of land purchase options	38,321	49	-	-	-	-	-	49
Share-based compensation (Note 10)	115,888	124	-	222	-	222	-	346
Bonus share cost amortization (Note 10)	-	-	-	105	-	105	-	105
Balance - April 30, 2015	276,505,583	$241,662	$3,007	$52,031	$16	$52,047	$(107,366)	$189,334

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Cash Flows
Unaudited - All figures in thousands of U.S. Dollars

	Three months ended April 30
	2015	2014

Operating Activities
Loss for the period	$(3,558)	$(1,784)
Items not involving cash
Amortization	8	8
Environmental rehabilitation provision accretion (Note 6)	369	428
Share-based compensation (Note 10)	126	149
Unrealized foreign exchange gain	(2)	(4)
Loss on disposal of Wetland Credit Intangible (Note 5)	1,852	-
Interest income	(4)	(18)
Changes in non-cash working capital
Amounts receivable	(74)	1,305
Prepaid expenses	(18)	(105)
Accounts payable and accrued liabilities	(215)	(1,069)
Interest received	4	18
Net cash used in operating activities	(1,512)	(1,072)

Financing Activities
Share issuance proceeds, net of costs (Note 10)	-	81
Debenture funding, net of costs (Notes 7 and 9)	7,954	-
Net cash provided by financing activities	7,954	81

Investing Activities
Property, plant and equipment purchases (Note 4)	(5,706)	(8,116)
Wetland Credit Intangible purchases (Note 5)	(100)	(100)
Net cash used in investing activities	(5,806)	(8,216)

Net Increase (Decrease) in Cash and Cash Equivalents	636	(9,207)
Effect of foreign exchange on Cash and Cash Equivalents	2	4
Cash and Cash Equivalents at beginning of period	9,301	32,790
Cash at end of period	$9,939	$23,587

Supplementary information:
Accounts payable and accrued liabilities related to PP&E	$988	$504
Accretion and capitalized interest on debt (Notes 7, 8, and 9)	$716	$448
Share-based compensation related to PP&E (Note 10)	$220	$138
Bonus Shares amortization related to PP&E (Note 10)	$105	$143
Shares issued for land options	$49	$-

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2015 and for the three months ended April 30, 2015
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

1.	Nature of Business and Liquidity

PolyMet Mining Corp. (“PolyMet” or the “Company”) was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on June 10, 1998. The Company is engaged in the exploration and development of natural resource properties. The Company’s primary mineral property is the NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, USA which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body. The realization of the Company’s investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to complete the environmental review and obtain permits necessary to construct and operate NorthMet, the ability to obtain financing necessary to complete the exploration and development of NorthMet, and future profitable operations or alternatively, disposal of the investment on an advantageous basis.

On September 25, 2006, the Company received the results of a Definitive Feasibility Study prepared by Bateman Engineering Pty Ltd and NorthMet moved from the exploration stage to the development stage. An updated Technical Report under National Instrument 43-101 incorporating numerous project improvements was filed in January 2013.

The corporate address and records office of the Company are located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada M5X 1C7, and 700 West Georgia, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3, respectively. The executive office of Poly Met Mining, Inc. (“PolyMet US”), the Company’s wholly-owned subsidiary, is located at 444 Cedar Street, Suite 2060, St. Paul, Minnesota, United States of America, 55101.

The condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. As at April 30, 2015, PolyMet had cash of $9.939 million and a working capital deficiency of $48.557 million primarily due to the $33.840 million convertible debt and $16.097 non- convertible debt due to Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”) being classified as a current liability. If Glencore does not exchange the convertible debt for common shares upon maturity, PolyMet will need to renegotiate the agreement or raise sufficient funds to repay the convertible debt. While in the past the Company has been successful in renegotiating debt and closing financing agreements, there can be no assurance it will be able to do so again.

Management believes that, based upon the underlying value of the NorthMet Project, the advanced stage of permitting, the ongoing financing arrangements with Glencore (see Notes 7, 8, and 9) and the ongoing discussions with numerous investment banks and investors including Glencore regarding potential financing, that financing will continue to be available from Glencore and/or other potential third party sources allowing the Company to meet its current obligations, as well as fund ongoing development, capital expenditures and administration expenses in accordance with the Company’s spending plans for the next twelve months.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2015 and for the three months ended April 30, 2015
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

2.	Summary of Significant Accounting Policies

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as set out in Note 2 of the audited consolidated financial statements for the year ended January 31, 2015. These condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2015. These condensed interim consolidated financial statements were approved by the Board of Directors on June 15, 2015.

b) Future Accounting Changes

The Company anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract with customers and is effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Company is currently assessing the impact of adopting IFRS 15 on its consolidated financial statements.

IFRS 9 – Financial Instruments - Classification and Measurement

IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2015 and for the three months ended April 30, 2015
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

3.	Mineral Property Agreements

NorthMet, Minnesota, U.S.A.

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain property in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The initial term of the perpetually renewable lease was 20 years and called for total lease payments of $1.475 million. The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the term by continuing to make $150,000 annual lease payments on each successive anniversary date. All lease payments have been paid or accrued to April 30, 2015. The next payment is due in January 2016.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company. The Company’s recovery of $2.375 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to an agreement effective December 1, 2008, the Company leases certain property in St. Louis County, Minnesota from LMC Minerals. The initial term of the renewable lease is 20 years and calls for minimum annual lease payments of $3,000 for the first four years after which the minimum annual lease payment increased to $30,000. The initial term may be extended for up to four additional five-year periods on the same terms. All lease payments have been paid or accrued to April 30, 2015. The next payment is due in November 2015.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company. The Company’s recovery of $0.099 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, PolyMet holds mineral rights and the right to mine upon receiving the required permits. PolyMet has proposed to acquire surface rights through a land exchange with the United States Forest Service (see Note 9).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2015 and for the three months ended April 30, 2015
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

4.	Mineral Property, Plant and Equipment

Details of Mineral Property, Plant, and Equipment are as follows:

		Other fixed
Net Book Value	NorthMet	assets	Total
Balance at January 31, 2015	$296,102	$145	$296,247
Additions	7,526	5	7,531
Changes to environmental rehabilitation provision (Note 6)	(4,444)	-	(4,444)
Amortization	-	(18)	(18)
Balance at April 30, 2015	$299,184	$132	$299,316

	April 30,	January 31,
NorthMet	2015	2015
Mineral property acquisition and interest costs	$48,740	$48,051
Mine plan and development	41,152	40,451
Environmental	83,065	78,866
Consulting and wages	42,801	41,247
Reclamation and remediation (Note 6)	65,010	69,454
Site activities	17,467	17,084
Mine equipment	949	949

Total	$299,184	$296,102

Erie Plant, Minnesota, U.S.A.

In February 2004, the Company entered into an option with Cliffs Natural Resources Inc. (“Cliffs”) to purchase 100% ownership of large parts of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota (the “Erie Plant”). The Company exercised this option on November 15, 2005 under the Asset Purchase Agreement with Cliffs.

On December 20, 2006, the Company acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, administrative offices on site and 6,000 acres of land to the east and west of and contiguous to its existing tailing facilities.

The consideration paid for the Erie Plant and associated infrastructure was $18.9 million in cash and 9,200,547 shares at a fair market value of $13.953 million.

The Company indemnified Cliffs for reclamation and remediation obligations as a result of the above purchases (see Note 6). These obligations are presently contractual in nature under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the Company’s obligations will be direct with the governing bodies.

During the three months ended April 30, 2015, the Company capitalized 100% of the borrowing costs on the convertible debt (see Note 8) and non-convertible debt (see Note 9) in the amount of $0.716 million (April 30, 2014 - $0.448 million) as part of the cost of NorthMet assets. As NorthMet assets are not in use or capable of operating in a manner intended by management, no amortization of these assets has been recorded to April 30, 2015.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2015 and for the three months ended April 30, 2015
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

5.	Wetland Credit Intangible

Details of Wetland Credit Intangibles are as follows:

	Three months ended	Year ended
	April 30, 2015	January 31, 2015
Wetland Credit Intangible – beginning of period	$6,192	$6,092
Additional investment	100	100
Disposal	(4,404)	-

Wetland Credit Intangible – end of period	$1,888	$6,192

In March 2012 the Company acquired a secured interest in land owned by AG for Waterfowl, LLP ("AG") that is permitted for wetland restoration. AG subsequently assigned the agreement to EIP Minnesota, LLC (“EIP”) in September 2012. EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper governmental authorities.

As part of the initial consideration, AG holds warrants to purchase 1,249,315 common shares at $1.3007 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet shares is equal to or greater than $3.00 and PolyMet provides notice to AG that it has received permits necessary to start construction of the NorthMet Project. The exercise price of the purchase warrants and the number of warrants are subject to conventional anti-dilution provisions.

In April 2015, the Company entered into a revised agreement with EIP whereby EIP will seek to sell credits that PolyMet does not need to third parties and, over time, reimburse PolyMet for its costs. The financial asset has been designated as available for sale. Upon closing of the transaction, the Company recognized the receivable at fair value calculated using a 9.25% discount rate and 12 year term resulting in a receivable of $2.552 million and a non-cash loss of $1.852 million. The Company accounted for subsequent fair value changes through other comprehensive income or loss. Under the agreement, PolyMet retains the right to purchase up to 300 credits until February 28, 2017 with additional payments due only if PolyMet exercises that right in part or in full.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2015 and for the three months ended April 30, 2015
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

6.	Environmental Rehabilitation Provision

Details of Environmental Rehabilitation Provision are as follows:

	Three months ended	Year ended
	April 30, 2015	January 31, 2015
Environmental Rehabilitation Provision – beginning of period	$72,260	$51,144
Change in estimated liability	-	9,867
Liabilities discharged	(263)	(977)
Accretion expense	369	1,639
Change in risk-free interest rate	(4,444)	10,587
Environmental Rehabilitation Provision – end of period	67,922	72,260
Less current portion	(2,326)	(1,724)

Non-current portion	$65,596	$70,536

Federal, state and local laws and regulations concerning environmental protection affect the Company’s NorthMet assets. As part of the consideration for the Cliffs Purchase Agreements (see Note 4), the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property. The Company’s provisions are based upon existing laws and regulations. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required both short-term and long-term mitigation. Field study activities were completed in 2010 and 2011 and short-term mitigations were initiated in 2011 as outlined in the plans and approved by the MPCA. In April 2012, long-term mitigation plans were submitted to the MPCA for its review and approval. In October 2012, a response was received from the MPCA approving plans for pilot tests of various treatment options to determine the best course of action. Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October 2012 response from the MPCA and subsequent communication provides clarification to the potential liability for the long-term mitigation included in the Company’s environmental rehabilitation provision. This resulted in a $9.9 million increase to the provision during the year ended January 31, 2015.

The Company’s best estimate of the environmental rehabilitation provision at April 30, 2015 was $67.9 million (January 31, 2015 - $72.3 million) based on estimated cash flows required to settle this obligation in present day costs of $72.3 million (January 31, 2015 - $72.6 million), an annual inflation rate of 2.00% (January 31, 2015 – 2.00%) and a risk-free interest rate of 2.49% (January 31, 2015 – 2.04%) . Payments are expected to occur over a period of approximately 31 years.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2015 and for the three months ended April 30, 2015
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

7.	Glencore Financing

Since October 31, 2008 the Company and Glencore have entered into a series of financing agreements and a marketing agreement whereby Glencore committed to purchase all of the Company’s production of concentrates, metal, or intermediate products on market terms at the time of delivery for at least the first five years of production. As part of the 2013 financing agreement, PolyMet and Glencore entered into a Corporate Governance Agreement whereby from January 1, 2014 as long as Glencore holds 10% or more of PolyMet's shares (on a fully diluted basis) Glencore shall have the right, but not obligation to designate at least one director and not more than the number of directors proportionate to Glencore's fully diluted ownership of PolyMet, rounded down to the nearest whole number, such number to not exceed 49% of the total board.

The financing agreements comprise $25.0 million initial principal debentures in calendar 2008 drawn in four tranches (Tranches A through D, together the “2008 Debentures”), $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches, $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches (the “2010 Agreement”), $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche (the “2011 Agreement”), $20.960 million purchase of PolyMet common shares in the Rights Offering (the “2013 Agreement”), and $30.0 million initial principal debentures in calendar 2015 drawn and to be drawn in four trances (the “2015 Debentures”). As a result of the series of financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's current ownership and ownership rights of PolyMet comprises:

•	78,724,821 shares representing 28.5% of PolyMet's issued shares;

•

$25.0 million initial principal floating rate secured debentures due September 30, 2015 (see Note 8). Including capitalized and accrued interest as at April 30, 2015, these debentures are exchangeable at $1.2920 per share into 26,192,886 common shares of PolyMet upon PolyMet giving Glencore ten days notice that it has received permits necessary to start construction of NorthMet and availability of senior construction finance in a form reasonably acceptable to Glencore (“Early Maturity Event”) or are repayable on September 30, 2015. The exercise price of the exchange warrants and the number of warrants are subject to conventional anti-dilution provisions; and

•

Glencore holds warrants to purchase 6,458,001 million common shares at $1.3007 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet common shares is equal to or greater than 150% of the exercise price and occurrence of the Early Maturity Event. The exercise price of the purchase warrants and the number of warrants are subject to conventional anti-dilution provisions.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 111,375,708 common shares of PolyMet, representing 36.0% on a partially diluted basis, that is, if no other options or warrants were exercised or 33.4% on a fully diluted basis, if all other options and warrants were exercised, whether they are in-the-money or not.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2015 and for the three months ended April 30, 2015
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

7.	Glencore Financing - Continued

2015 Agreement

On January 28, 2015, the Company amended its previous financing arrangement and agreed to issue to Glencore new Tranche F, G, H, and I debentures with the total principal amount of $30.0 million. Tranche F in the amount of $8.0 million was issued on January 30, 2015 (see Note 9). Tranche G in the amount of $8.0 million was issued on April 15, 2015 (see Note 9). Tranches H and I in the amounts of $8 million and $6 million, respectively, are to be issued on or before July 1 and October 1, 2015, respectively. The 2015 Debentures bear interest at 12-month US dollar LIBOR plus 8.0% per annum payable in cash upon maturity and mature on the earlier of (i) the availability of at least $100 million of finance provided the Company demonstrates repayment is prudent or (ii) March 31, 2016. The Company provided security by way of a guarantee and a pledge of the assets of the Company and its wholly-owned subsidiary. The Company recognized the 2015 Debentures initially at fair value and subsequently accounted for the debentures at amortized cost. Transaction costs for the financing were $0.150 million.

8.	Convertible Debt

Details of the Convertible Debt are as follows:

	Three months ended	Year ended
	April 30,	January 31,
	2015	2015
Convertible Debt – beginning of period	$33,451	$31,967
Accretion and capitalized interest	389	1,484
Convertible Debt – end of period	33,840	33,451
Less current portion	(33,840)	(33,451)

Non-current portion	$-	$-

On October 31, 2008, the Company issued $25.0 million of Debentures to Glencore that bear interest at 12-month US dollar LIBOR plus 4.0%, compounded quarterly. Interest is payable in cash or by increasing the principal amount of the Debentures, at Glencore’s option. At April 30, 2015, $8.840 million (January 31, 2015 - $8.451 million) of interest had been accreted and capitalized to the principal amount of the debt since inception. The Company has provided security on the Debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US. The due date of the Debentures is the earlier of (i) the Early Maturity Event (see Note 7), and (ii) September 30, 2015, on which date all principal and interest accrued to such date will be due and payable. Upon occurrence of the Early Maturity Event and at the Company’s option, the initial principal and capitalized interest are exchangeable into common shares of PolyMet at $1.2920 per share. Glencore has the right to exchange some or all of the debentures at any time under the same conversion terms. All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the three months ended April 30, 2015.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2015 and for the three months ended April 30, 2015
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

9.	Non-Convertible Debt

Details of Non-Convertible Debt are as follows:

	April 30,	January 31,
	2015	2015
IRRRB debt (Note 9a)	$4,699	$4,614
Glencore debt (Note 9b)	16,097	7,855
Total Non-Convertible Debt	20,796	12,469
Less current portion	(20,796)	(4,614)

Non-current portion	$-	$7,855

a)	IRRRB debt

On June 30, 2011, the Company closed a $4.0 million loan from Iron Range Resources & Rehabilitation Board ("IRRRB"), a development agency created by the State of Minnesota to stabilize and enhance the economy of northeastern Minnesota. At the same time, the Company exercised its options to acquire two tracts of land as part of the proposed land exchange with the U.S. Forest Service (“USFS”). The loan is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually, and is repayable on the earlier of June 30, 2016 or the date which the related land is exchanged with the USFS. The loan is classified as current as the land exchange is expected to occur within 12 months from April 30, 2015. The Company has issued warrants giving the IRRRB the right to purchase 461,286 shares of its common shares at $2.1678 per share at any time until the earlier of June 30, 2016 and one year after permits are received (“IRRRB Warrants”). All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the three months ended April 30, 2015.

b)	Glencore debt

On January 30, 2015, the Company issued $8.0 million Tranche F debentures to Glencore that bear interest at 12-month US dollar LIBOR plus 8.0%. On April 15, 2015, the Company issued $8.0 million Tranche G debentures to Glencore that bear interest at 12-month US dollar LIBOR plus 8.0%. The Company has provided security on these debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US. The due date of these debentures is the earlier of (i) the availability of at least $100 million of finance provided the Company demonstrates repayment is prudent or (ii) March 31, 2016, on which date all principal and interest accrued to such date will be due and payable. All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the three months ended April 30, 2015.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2015 and for the three months ended April 30, 2015
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

10.	Share Capital

	a)	Share Issuances for Cash

During the three months ended April 30, 2015 the Company issued no shares (April 30, 2014 – 75,000) pursuant to the exercise of share options for proceeds of $nil (April 30, 2014 - $0.081 million).

	b)	Share-Based Compensation

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders. Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders’ on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on July 10, 2012. The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date, excluding 2,500,000 common shares pursuant to an exemption approved by the Toronto Stock Exchange. Options granted may not exceed a term of ten years and expire if the grantee ceases to be qualified to receive options from the Company.

During the three months ended April 30, 2015, the Company recorded $0.346 million for share- based compensation (April 30, 2014 - $0.287 million) with $0.126 million expensed to share- based compensation (April 30, 2014 - $0.149 million) and $0.220 million capitalized to mineral property, plant and equipment (April 30, 2014 - $0.138 million). The offsetting entries were to warrants and share-based payment reserve. Total share-based compensation for the period comprised $0.133 million for share options (April 30, 2014 - $0.084 million) and $0.213 million for restricted shares and restricted share units (April 30, 2014 - $0.203 million). Vesting of restricted share units during the period resulted in $0.124 million being transferred from warrants and share-based payment reserve to share capital compared with April 30, 2014 when exercise of share options resulted in $0.081 million being transferred from warrants and share-based payment reserve to share capital.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2015 and for the three months ended April 30, 2015
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

10.	Share Capital - Continued

	c)	Share Options

Details of share options are as follows:

	Three months ended		Year ended
	April 30, 2015		January 31, 2015
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price (1)	Options	Price
Outstanding – beginning of period	21,085,002	1.33	18,659,000	1.41
Granted	338,000	1.50	2,701,002	1.17
Exercised	-	-	(75,000)	1.08
Expired	-	-	(200,000)	1.02
Outstanding – end of period	21,423,002	1.36	21,085,002	1.33

(1)

For information purposes, those share options granted with an exercise price in Canadian dollars (“CDN”) have been translated to the Company’s reporting currency using the exchange rate as at April 30, 2015 of 1.00 US$ = 1.2022 CDN$.

The fair value of share options granted was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	Three months ended	Year ended
	April 30, 2015	January 31, 2015
Risk-free interest rate	0.93%	0.51% to 0.76%
Expected dividend yield	Nil	Nil
Expected forfeiture rate	Nil	Nil
Expected volatility	49.61%	50.97% to 57.08%
Expected life in years	2.50	2.00 to 3.00
Weighted average fair value of each option	$0.32	$0.20 to $0.41

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2015 and for the three months ended April 30, 2015
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

10.	Share Capital - Continued

	c)	Share Options - Continued

Details of share options outstanding as at April 30, 2015 are as follows:

	Number of	Number of
Range of Exercise	options	options	Weighted Average	Weighted Average
Prices (1)	outstanding	exercisable	Exercise Price (1)	Remaining Life
0.7110 to 0.8671	5,045,000	4,161,667	0.76	5.79
0.9300 to 1.1500	8,822,002	8,772,002	1.00	5.82
1.5000 to 1.9907	3,921,000	3,821,000	1.82	2.95
2.1422 to 2.4886	1,565,000	1,265,000	2.33	1.56
2.5059 to 3.3990	2,070,000	1,647,500	2.68	2.00
	21,423,002	19,667,169	1.36	4.61

(1)

For information purposes, those share options granted with an exercise price in Canadian dollars (“CDN”) have been translated to the Company’s reporting currency using the exchange rate as at April 30, 2015 of 1.00 US$ = 1.2022 CDN$.

As at April 30, 2015 all outstanding share options had vested and were exercisable, with the exception of 1,755,833, which were scheduled to vest upon completion of specific targets (EIS – 100,000; Permits – 908,333; Construction – 337,500; Production – 300,000; Other – 110,000). The outstanding share options have expiry periods between 0.01 and 9.20 years.

d)	Restricted Shares and Restricted Share Units

Details of restricted shares and restricted share units are as follows:

	Three months ended	Year ended
	April 30, 2015	January 31, 2015
Outstanding - beginning of period	2,130,286	1,615,510
Issued	-	849,522
Vested	(115,888)	(334,746)
Outstanding - end of period	2,014,398	2,130,286

As at April 30, 2015 outstanding restricted shares and restricted share units were scheduled to vest upon completion of specific targets (EIS – 91,353; Permits – 168,891; Production – 168,890; December 2015 – 909,574; December 2016 – 559,802; Other – 115,888).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2015 and for the three months ended April 30, 2015
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

10.	Share Capital - Continued

	e)	Bonus Shares

Details of bonus shares are as follows:

	Three months ended		Year ended
	April 30, 2015		January 31, 2015
		Authorized		Authorized
	Allocated	& Unissued	Allocated	& Unissued
Outstanding – beginning of period	3,150,000	3,640,000	3,540,000	3,640,000
Forfeited	-	-	(390,000)	-
Outstanding – end of period	3,150,000	3,640,000	3,150,000	3,640,000

The bonus share incentive plan was established for the Company’s directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held on May 28, 2004. The Company has authorized 3,640,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest in NorthMet. At the Company’s Annual General Meeting of shareholders held on June 17, 2008, the disinterested shareholders approved the bonus shares for Milestone 4. Regulatory approval is required prior to issuance of these shares. The prior year period includes forfeiture by individuals upon ceasing to be a director or key employee of the Company.

The fair value of these unissued bonus shares is being amortized until the estimated date of issuance. During the three months ended April 30, 2015, the Company recorded $0.105 million amortization related to Milestone 4 bonus shares (April 30, 2014 – $0.143 million), which was capitalized to Mineral Property, Plant and Equipment.

f)	Share Purchase Warrants

Details of share purchase warrants are as follows:

	Three months ended		Year ended
	April 30, 2015		January 31, 2015
		Weighted		Weighted
	Number of	Average	Number of	Average
	Purchase	Exercise	Purchase	Exercise
	Warrants	Price (US$)	Warrants	Price (US$)
Outstanding – beginning of period	8,168,602	1.35	8,168,602	1.35
Outstanding – end of period	8,168,602	1.35	8,168,602	1.35

The outstanding share purchase warrants have expiry periods between 0.67 and 1.17 years.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2015 and for the three months ended April 30, 2015
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

11.	Finance Costs

Details of finance costs are as follows:

	Three months ended April 30,
	2015	2014
Interest and financing costs, net	$3	$(18)
Accretion of environmental rehabilitation provision (Note 6)	369	428

Finance costs	$372	$410

12.	Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Three months ended April 30,
	2015	2014
Salaries and other short-term benefits	$273	$320
Other long-term benefits	10	13
Total	$283	$333

There are agreements with key employees that contain severance provisions for termination without cause or in the event of a take-over bid. Other than the President and Chief Executive Officer, none of PolyMet’s other directors has a service contract with the Company providing for benefits upon termination of their employment.

As a result of Glencore’s ownership of 28.5% of the Company it is also a related party. Transactions with Glencore are described in Notes 7, 8, and 9.

13.	Commitments and Contingencies

In addition to items described elsewhere in these financial statements:

a)

As at April 30, 2015, the Company had firm commitments related to the environmental review process, land options, consultants, and rent of approximately $3.6 million with the majority due over the next year and the remainder due over three years.

b)	As at April 30, 2015, the Company had non-binding commitments to maintain its mineral lease rights of $0.180 million with all due in the next year.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2015 and for the three months ended April 30, 2015
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

14.	Financial Instruments and Risk Management

The Company’s financial instruments are classified as loans and receivables, available for sale, and other financial liabilities.

The carrying values of each classification of financial instrument at April 30, 2015 are:

			Other
	Loans and	Available	financial	Total carrying
	receivables	for sale	liabilities	value
Financial assets
Cash	$9,939	$-	$-	$9,939
Amounts receivable	455	2,568	-	3,023
Total financial assets	$10,394	$2,568	$-	$12,962

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$3,400	$3,400
Convertible debt	-	-	33,840	33,840
Non-convertible debt	-	-	20,796	20,796
Total financial liabilities	$-	$-	$58,036	$58,036

The carrying values of each classification of financial instrument at January 31, 2015 are:

		Other
	Loans and	financial	Total carrying
	receivables	liabilities	value
Financial assets
Cash	$9,301	$-	$9,301
Amounts receivable	381	-	381
Total financial assets	$9,682	$-	$9,682

Financial liabilities
Accounts payable and accrued liabilities	$-	$2,673	$2,673
Convertible debt	-	33,451	33,451
Non-convertible debt	-	12,469	12,469
Total financial liabilities	$-	$48,593	$48,593

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level measurements). The three levels of the fair value hierarchy are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 –	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 –	Inputs for the asset or liability that are not based on observable market data.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2015 and for the three months ended April 30, 2015
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

14.	Financial Instruments and Risk Management - Continued

The fair values of cash, current amounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of available for sale amounts receivable are based on cash flows discounted using a rate based on the market interest rate and the risk premium specific to the asset. The fair value of convertible debt and non-convertible debt approximates the carrying amount at amortized cost using the effective interest method.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash. See additional discussion in Note 1.